SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: August 18, 2003
Date of earliest event reported

YOCREAM INTERNATIONAL, INC.
Exact name of registrant as specified in its Charter

OR	0-16787	91-0989395
State of Incorporation	Commission File Number	IRS Employer Identification Number

5858 N.E. 87th Avenue, Portland, Oregon	97220
Address of principal executive office	Zip Code

Registrant's telephone number, including area code: (503) 256-3754

Item 5. Other Events.

On August 18, 2003, the Company issued a press release announcing the resignation of David Hanna after 27 years of service with the Company. Mr. Hanna has resigned from his position as President of the Company and from his position as a member of the Board of Directors. Mr. Hanna, however, will continue with the Company in a consulting capacity pursuant to a consulting agreement, the terms of which were negotiated with and approved by an independent committee of the Board of Directors. A copy of the full press release and the consulting agreement are attached as exhibits to this filing.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

     (a)   Financial Statements

     Not Applicable

     (b)   Pro Forma Financial Information

     Not Applicable

     (c)   Exhibits

          (i)   Press Release dated as of August 18, 2003.

          (ii)   Consulting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

YOCREAM INTERNATIONAL, INC.
(Registrant)

Date: August 18, 2003   By: /s/ John N. Hanna
                    John N. Hanna, Chief Executive Officer

FOR IMMEDIATE RELEASE

YOCREAM INTERNATIONAL, INC. ANNOUNCES RESIGNATION OF DAVID HANNA

Contact: Terry Lusetti/YoCream International, Inc. 503.256.3754 terryl@yocream.com

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PORTLAND, OR - August 18, 2003 - YoCream International, Inc. announced today that Mr. David Hanna resigned as President of the Company and as a member of its Board of Directors, completing 27 years of outstanding service. Mr. Hanna's services will continue to be available to the Company on a consulting basis.

As one of the founders in 1977, David Hanna helped develop a fledgling Northwest yogurt company into a successful foodservice corporation with more than $20 million in sales, shipping nationwide and internationally. The company was recognized as one of Forbes 200 Best Small Companies in 2002. Mr. Hanna will continue to participate in future growth as a major shareholder, holding 226,659 shares, and functioning as a consultant to the Company's management team.

"Dave's business expertise and savvy have been critical to the development of our business," said John Hanna, co-founder and CEO of YoCream International. "His focus on maintaining product quality through control of manufacturing is a cornerstone of our philosophy for customer satisfaction." YoCream is one of the few frozen yogurt and dessert companies that manufactures its own product.

"Dave's guidance and counsel have made a lasting impact on the company and its ability to compete vigorously in the competitive foodservice marketplace," adds James Hanna, co-founder and Board Member.

YoCream International, Inc., with corporate headquarters and manufacturing facility in Portland, OR, is a pioneer and leading producer of frozen yogurt. Founded in 1977, YoCream® produces, markets and sells frozen yogurt, ice cream, frozen custard, and smoothies to an established and expanding global marketplace. With a proven history of producing the highest quality product and providing solution-based customer service, YoCream International is an industry leader poised for long-term growth. For more information about YoCream®, call 1-800-YOCREAM (962-7326) or log on to www.yocream.com.

YOCREAM INTERNATIONAL, INC.

CONSULTING AGREEMENT

DATE: August 7, 2003

PARTIES: Yocream International, Inc.   ("Company")
                  5858 NE 87th Avenue
                  Portland, Oregon 97220

                  David J. Hanna   ("Consultant")
                  3500 River Knoll Way
                  West Linn, Oregon 97068

WHEREAS, the Consultant has been active in the frozen dessert, snack, and beverage business for over thirty (30) years

WHEREAS, the Company acknowledges that the Consultant has extensive experience regarding the development, manufacture, marketing, sale and distribution of frozen dessert, snack, and beverage items

WHEREAS, the Consultant has been but is no longer President of the Company effective August 7, 2003 and thus is no longer an employee of the Company

WHEREAS, the Consultant has been but is no longer a Director of the Company effective August 7, 2003

WHEREAS, the Company seeks to benefit from the Consultant's expertise by retaining the Consultant as an Operations Consultant and

WHEREAS, the Consultant wishes to perform consulting services for the Company.

NOW THEREFORE, the Company and the Consultant agree as follows:

ARTICLE I
Services

A.   During the term of this Agreement, which shall commence on August 7, 2003 at 5:00 p.m., the Consultant shall, only as requested by the Company, make himself available for no greater than ten (10) business days during regular business hours each month to provide advice and consulting services to the Company with respect to matters related to the development, manufacture, and distribution of frozen yogurt, sorbet, frozen custard, smoothie and ice cream items (the "Frozen Dairy Dessert Business"). The Company shall give the Consultant reasonable advance notice of its request for the Consultant's services hereunder. The term of this consultancy shall be three (3) years, unless extended in a document signed by both parties.

Without limiting the generality of the foregoing, the Consultant shall be engaged by the Company as a consultant specifically to utilize the Consultant's experience regarding the Frozen Dairy Dessert Business, the frozen dessert industry in general and the Company's business in particular. The Consultant may advise the Company to perform research, but in no event may the Consultant initiate any formal research or incur any research-related expenditures on behalf of the Company on his own initiative without the prior written consent of the Chief Executive Officer of the Company.

B.   From time to time and in the Consultant's sole discretion, the Consultant shall keep the Company informed about material developments involving the industry in general or the Company's business in particular, of which the Consultant shall become aware and about any developments in the area of quality control that, in the Consultant's discretion, pertain to the Company's business. This Agreement does not impose a requirement on the Consultant to provide regular reports; the Consultant shall endeavor to keep the Company informed of developments that are, in the Consultant's discretion, worthy of bringing to the attention of the Company.

ARTICLE II
Compensation

The Consultant shall receive an annual salary, paid in monthly installments, in the following amounts:

A.   For the 12-month period commencing with August 7, 2003, and ending on August 6, 2004, the Consultant shall receive an annual salary of One Hundred Thirty Six Thousand Six Hundred Sixty Six and 67/100 Dollars ($136,666.67);

B.   For the 12-month period commencing on August 7, 2004, and ending on August 6, 2005, the Consultant shall receive an annual salary of One Hundred Thirty Six Thousand Six Hundred Sixty Six and 67/100 Dollars ($136,666.67); and

C.   For the 12-month period commencing on August 7, 2005, and ending on August 6, 2006, the Consultant shall receive an annual salary of One Hundred Thirty Six Thousand Six Hundred Sixty Six and 67/100 Dollars ($136,666.67).

The monthly payments shall be made on the first business day of each month during the term of this Agreement. Notwithstanding the preceding sentence, the Consultant shall receive his first payment on August 7, 2003, and the Consultant shall not be requested to provide any consulting services prior to that time; the parties agree to this provision as an administrative convenience due to the date of execution of this Agreement.

ARTICLE III
Other Consideration

As further consideration for this Agreement, the Company agrees to provide David with the following:

A. Title to the company car, a 1998 BMW sedan, that the Consultant has been driving while working for the Company;

B. The Company will continue to make premium payments for life insurance policy number 13-906-621 until the policy is paid up based on the current gross death benefit of $500,000 or until the death of the insured, whichever is earlier, and the parties agree that no party will be able to borrow against the policy and the Consultant hereby consents to any and all amendments to the split-dollar agreement in effect between the Consultant and the Company that are necessary or desirable due to the enactment of the federal Sarbanes-Oxley Act as advised by counsel, as well as any amendment necessary to reflect the fact that the policy is currently a joint life policy;

C. The Company will reimburse the Consultant for his health insurance premiums while under COBRA and a similar amount for an additional 18 months thereafter (for a total of 36 months following the termination of Consultant's employment with the Company);

D. For a continuous period of no less than seven (7) years, the Company shall maintain in full force and effect a policy of Directors and Officers liability insurance ("D&O Policy") expressly providing coverage for all past and present officers and directors of the Company, as long as such insurance is readily available and is reasonably priced. The Company represents, for purposes of determining whether such coverage is reasonably available and reasonably priced in the future, that the current premiums that are being paid for the Company's current D&O insurance policy are reasonable under current circumstances. The Company shall, upon the Consultant's request, furnish a copy of the D&O Policy (including all addenda and endorsements thereto) at any time in effect during the seven-year period, and the Consultant agrees to keep the terms and conditions of the D&O Policy strictly confidential. In the event the Company proposes to terminate or not to renew a D&O Policy, or to reduce the covered risks or the coverage limits or to increase the retainage under a D&O Policy, then the Company, at its sole expense, shall provide "tail coverage" or an alternative indemnity product for the Consultant to afford the Consultant the same level of protection that is afforded under the Company's current D&O Policy, provided that the costs of such coverage are reasonable.

E. The Company agrees, to the maximum extent permitted by law and except as provided for in Article IV and this paragraph, to release the Consultant fully and forever from and against any and all claims, demands, damages, losses, liabilities, suits, judgments, costs and expenses arising out of the Consultant's performance of his duties or his status as an employee, director and officer of the Company. Consultant hereby waives, releases, surrenders, and forfeits forever any and all rights of indemnity that may otherwise be due to Consultant from the Company, including but not limited to those provided for under the Company bylaws or in any other agreement or by any other authority; the only exception to this overall waiver, release, surrender, and forfeiture is to the limited extent that such waiver, release, surrender, or forfeiture would prejudice or limit the coverage available under the D&O policy referred to in Article III.D, provided that in no event and under no circumstances will any such exception to the waiver, et al., of indemnification provide the Consultant with any greater indemnification rights than those held from time to time by the then-current officers and directors; and

F.   The Company agrees to provide the Consultant with access to his office during regular office hours until October 1, 2003.


ARTICLE IV
Release


By executing this Agreement, Consultant agrees, to the maximum extent permitted by law, to release the Company fully and forever from any and all claims, demands, damages, losses, liabilities, suits, judgments, costs and expenses against the Company arising out of any relationship of the Consultant's with the Company, including but not limited to as employee, officer (including President), director, shareholder, and any former status as such. Furthermore, the parties agree that if the Consultant initiates any demand, claim, legal or equitable suit, arbitration, or other action against the Company for any sort of recovery, damages, or equitable relief arising in any way whatsoever out of any relationship of the Consultant's with the Company, including but not limited to as employee, officer (including President), director, shareholder, and any former status as such, in addition to any other legal and/or equitable remedies available to the Company, the Company may terminate this Agreement and be under no further obligation to make additional payments of any kind under this Agreement to the Consultant.

Notwithstanding any other provision of this Agreement, including but not limited to the release provision of Article III.E. above, the Consultant represents and warrants that he has not intentionally or willfully breached his duty of loyalty to the Company within One Hundred Twenty (120) days prior to the execution of this Agreement in any manner, and the Company and the Consultant agree that the Consultant is not released from liability for any such breach and the Company is under no obligation to release the Consultant for any such breach in any manner and is free to pursue any and all remedies against the Consultant, whether at law or in equity. The Company represents and warrants that as of the date of execution of this Agreement, the Company has no specific knowledge of any such breach of the duty of loyalty by the Consultant that would justify the filing of a suit, claim, or proceeding for recovery against the Consultant.

ARTICLE V
Non-Competition; Non-Solicitation

A.   Non-Competition: During the three-year term of this Agreement, the Consultant may not engage in activities that may reasonably be interpreted as competing with the Company including, but not limited to, taking a position as an employee, contractor, officer, investor, or consultant with a competitor of the Company, without the prior written consent of the Company.

B.   Non-Solicitation: The Consultant hereby agrees that, as of the date of execution of this Agreement and throughout its three-year term, the Consultant shall not engage in directly or indirectly soliciting, diverting, hiring or inducing, or attempting to solicit, divert, hire or induce to terminate his or her relationship with the Company, whether on the Consultant's own behalf, or that of any other person, business or entity, any employee or agent of the Company, who is employed by or under contract with the Company during the term of this Agreement. The parties agree that none of the foregoing provisions shall extend to the spouse of the Consultant or the Consultant's lineal descendants.

ARTICLE VI
Confidentiality

The Consultant agrees, during or after the term of this consultancy, not to reveal confidential information or trade secrets to any person, firm, corporation, or other entity. This obligation extends in perpetuity and shall bind the Consultant both during and after the term of his consultancy. Should the Consultant reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Consultant from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed. The right to secure an injunction is not exclusive of other remedies, and the Company may pursue any other remedies it has or may have against the Consultant for breach or threatened breach of this condition, including the recovery of damages from the Consultant.

ARTICLE VII
Return of Materials

The Consultant agrees to return promptly, following the termination of this Agreement or upon earlier request by the Company, any and all written or other tangible materials in the Consultant's possession and (1) supplied by the Company in conjunction with the Consultant's consulting services under this Agreement, or (2) generated by the Consultant in the performance of consulting services under this Agreement, but only to the extent such material contains confidential or proprietary information or trade secrets of the Company.

ARTICLE VIII
Assignment of Inventions

Any and all information, inventions, or processes developed by the Consultant relating to the Frozen Dairy Dessert Business during the term of this Agreement or within six (6) months following the termination of this Agreement shall be the property of the Company, shall constitute a work for hire, and the Consultant agrees to assign to the Company any and all intellectual property rights in any such information, invention, or process as soon as is reasonably practicable following the creation of such intellectual property rights.

ARTICLE IX
Reimbursement of Expenses

The Consultant may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse the Consultant for all reasonable business expenses after the Consultant presents an itemized account of expenditures pursuant to Company policy.

ARTICLE X
Termination of Agreement

Absent a written agreement signed by both parties to extend this Agreement, this Agreement shall expire on July 31, 2006 (which date is herein referred to as the "Expiration Date").   Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall terminate upon the occurrence of any of the following events:

A.   The sale of all or substantially all of the Company's assets to a single purchaser or group of associated purchasers; or

B.   The sale, exchange, or other disposition in one transaction of the majority of the Company's outstanding corporate shares; or

C.   The Company's decision to terminate its business and liquidate its assets; or

D.   The merger or consolidation of the Company with another entity; or

E.   Bankruptcy or chapter 11 reorganization.

If this Agreement terminates for any of the preceding reasons, the Company shall pay to the Consultant a severance amount, in a single lump sum payable within thirty (30) days of the occurrence of the terminating event, which amount shall be equal to the sum of all remaining amounts otherwise scheduled to be paid to the Consultant under Article II hereof for the remaining term of the contract up to the Expiration Date.

This Agreement may not be terminated without cause except by the mutual written consent of both parties.

If the Company terminates this Agreement for cause (but not for the reasons enumerated above), the Company shall not be obliged to provide a severance package as provided under this Article. For purposes of the preceding sentence, the following actions shall constitute "cause:" Consultant's violation of the duty of loyalty as described in Article V, fraud, patent dishonesty, misrepresentation, misappropriation, Consultant's material breach of this Agreement, provided such breach is not cured within ten (10) days of receipt of notice of such breach, but only to the extent that any of the foregoing is likely to damage the Company's interests and/or bring the Company into disrepute.

The Consultant may terminate this Agreement for cause. For purposes of the preceding sentence, the following shall constitute "cause:" any failure by the Company to make a scheduled payment under this Agreement (unless the Consultant consents to such late payment in writing prior to or within ten (10) days of the late payment), or a material breach by the Company of this Agreement provided such breach is not cured within ten (10) days of receipt of notice of such breach or any act of fraud, patent dishonesty, and/or misrepresentation on the part of the Company that is not cured within ten (10) days of receipt of notice of such breach and that is likely to damage the Consultant's interests and/or bring the Consultant into disrepute. If the Consultant terminates this Agreement for cause, the Company shall pay to the Consultant an amount, in a single lump sum payable within thirty (30) days of such termination, which amount shall be equal to the sum of all remaining amounts otherwise scheduled to be paid to the Consultant under Article II hereof for the remaining term of this Agreement up to the Expiration Date.

ARTICLE XI
Death and Disability Benefits

Should the Consultant die during the term of this consultancy or become disabled during the term of this consultancy to the extent that the Consultant is not able to perform his obligations under this Agreement, the Company shall continue to make its regularly scheduled monthly compensation payments through the Expiration Date to the Consultant or the Consultant's estate, as appropriate.

ARTICLE XII
Effect of Prior Agreements

This Agreement supersedes any prior consulting or employment agreement between the Company or any predecessor of the Company and the Consultant. It is understood that the parties have executed this Agreement concurrent with the termination of the Consultant as President of the Company, and upon the execution of this Agreement the Consultant is no longer entitled to any of the rights and benefits he received as President except as provided in this Agreement.

ARTICLE XIII
Settlement by Arbitration

Any claim or controversy that arises out of or relates to this Agreement or the breach of this Agreement shall be settled by arbitration in Portland, Oregon in accordance with the rules of the Arbitration Service of Portland. Judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

ARTICLE XIV

Limited Effect of Waiver

Should either party waive breach of any provision of this Agreement by the other party, that waiver will not operate or be construed as a waiver of further breach by the breaching party.


ARTICLE XV

Severability

If, for any reason, any provision of this Agreement is held invalid, all other provisions of this Agreement shall remain in effect, unless by doing so the overall purpose of the Agreement would be frustrated.


ARTICLE XVI

Assumption of Agreement by Parties' Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of all of the parties and the parties' respective successors, heirs, assigns, and legal representatives.


ARTICLE XVII

Oral Modification Not Binding

Oral modifications have no effect. The Agreement may be altered only by a written agreement signed by both parties to this Agreement.


ARTICLE XVIII

Integration

This Agreement expresses the full and final purpose of the parties hereto, and supersedes all prior written and oral agreements between them, except as specifically otherwise provided herein, with respect to the subject matter hereof.


ARTICLE XIX

Taxes

The parties acknowledge that Consultant shall be an independent contractor rather than an employee of the Company and, accordingly, shall be solely responsible for the reporting and payment of any and all payroll and income taxes, whether federal or state, including withholding taxes, associated with the Consultant's receipt of compensation under this Agreement.


ARTICLE XX

Authority

Each individual executing this Agreement on behalf of a partnership, corporation, or other entity warrants that such individual is authorized to do so and that this Agreement will constitute a legally binding obligation of such entity.

ARTICLE XXI
Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ARTICLE XXII
Applicable Law

All matters with respect to this Agreement, including but not limited to matters of validity, construction, effect, and performance, will be governed by the laws of the State of Oregon applicable to contracts made and to be performed therein between residents thereof, regardless of the laws that might be applicable under principles of conflicts of law.

ARTICLE XXIII
Remedies

Except as otherwise provided in this Agreement, the parties hereto shall have all remedies available at law or in equity, which remedies shall be cumulative and nonexclusive, and in addition shall be entitled to such restraining orders, injunctions, protective orders or similar remedies as may be appropriate.

ARTICLE XXIV
Attorneys' Fees

In the event suit or action is brought, or an arbitration proceeding is initiated, to enforce or interpret any of the provisions of this Agreement or which is based thereon, the prevailing party shall be entitled to recover, in addition to all other appropriate relief, the prevailing party's costs (including, without limitation, court costs, arbitration costs, filing fees, deposition and witness fees, fees for expert witnesses, transcription costs and all other costs of any kind and nature reasonably incurred in connection with that proceeding) and all reasonable attorney fees in connection therewith. The determination of the identity of the prevailing party and the amount of the reasonable attorney fees to be paid to the prevailing party shall be decided by the arbitrator(s) (with respect to attorney fees incurred prior to and during the arbitration proceedings) and by the court or courts, including any appellate court, in which such matter is tried, heard, or decided, including the court which hears any exceptions made to an arbitration award submitted to it for confirmation as a judgment (with respect to attorney fees incurred in such confirmation proceedings).

ARTICLE XXV
Survival

Any obligation on the part of either party hereto by the terms hereof to be performed at or following the expiration or termination hereof shall survive fully such expiration or termination.

Dated August 7, 2003.

David J. Hanna, Consultant

Yocream International, Inc.

By: John N. Hanna, Chief Executive Officer